     =====================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 11-K


                                 ANNUAL REPORT


        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                         COMMISSION FILE NUMBER 1-10718

                                ---------------

                               CAMCO THRIFT PLAN
                            (FULL TITLE OF THE PLAN)

                                ---------------


                            CAMCO INTERNATIONAL INC.
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)

                              7030 ARDMORE STREET
                              HOUSTON, TEXAS 77054
          (ADDRESS, INCLUDING ZIP CODE, OF PRINCIPAL EXECUTIVE OFFICE)

                                 (713) 747-4000
                    (TELEPHONE NUMBER, INCLUDING AREA CODE)





     =====================================================================

                               CAMCO THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                              --------------------


                              FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
         Independent Auditors' Report......................................  2

         Statement of Net Assets Available for Benefits,
                  December 31, 1996 and 1995...............................  3

         Statement of Changes in Net Assets Available for Benefits with
                  Fund Information, Year Ended December 31, 1996...........  4

         Notes to Financial Statements.....................................  5

                              --------------------


                             SUPPLEMENTAL SCHEDULES

         Schedule of Assets Held for Investment Purposes,
                  December 31, 1996........................................  9

         Schedule of Reportable Transactions,
                  Year Ended December 31, 1996............................. 10

         All other schedules are omitted because they are not applicable, not required or the information is included in the Notes to Financial Statements.


                                   SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            CAMCO THRIFT PLAN

                                            BY     J. CHRISTOPHER HOLLAND
                                              ---------------------------------
                                                   J. Christopher Holland
                                           Secretary, Retirement Plan Committee
Date:  June 23, 1997

                          INDEPENDENT AUDITORS' REPORT


To the Retirement Plan Committee of the
Camco Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Camco Thrift Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Camco Thrift Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ LARKIN, ERVIN & SHIRLEY, L.L.P.

Houston, Texas
June 3, 1997

                               CAMCO THRIFT PLAN
                Statements of Net Assets Available for Benefits
                                  December 31



                                                           1996              1995
                                                        -----------       -----------
                                     Assets

Investments:
     At fair value-
         Registered investment company shares:
            IDS International Fund                      $ 2,085,968       $ 1,172,297
            IDS New Dimensions Fund                      18,517,030        12,358,059
            IDS Stock Fund                                8,112,805         6,027,542
            IDS Mutual Fund                               7,884,154         6,901,271
            IDS Federal Income Fund                      19,726,864        21,777,722
         Camco Stock Fund                                   979,661                 0
         Participant notes receivable                     6,473,155         6,360,498
                                                        -----------       -----------
                                                         63,779,637        54,597,389
     At contract value-
            American Express Trust Income Fund II        26,542,619        27,030,596
                                                        -----------       -----------
            Total investments                            90,322,256        81,627,985

Other assets                                                      0                 0
                                                        -----------       -----------
            Total assets                                 90,322,256        81,627,985


                                  Liabilities

Total liabilities                                                 0                 0
                                                        -----------       -----------
            Net assets available for benefits           $90,322,256       $81,627,985
                                                        ===========       ===========




                     The accompanying notes are an integral
                      part of these financial statements.

                              CAMCO THRIFT PLAN
          Statement of Changes in Net Assets Available for Benefits
                            with Fund Information
                    For the Year Ended December 31, 1996


                                                                IDS          IDS New          IDS            IDS
                                              Camco Stock   International   Dimensions       Stock          Mutual
                                                 Fund           Fund           Fund           Fund           Fund
                                             -------------  -------------  -------------  -------------  -------------
Additions
Additions to net assets attributed to:
   Investment income
      Net appreciation/(depreciation)
         in fair value of investments        $     195,628  $      16,494  $   2,669,363  $     712,921  $     207,622
      Interest
      Dividends                                        775        131,513        708,944        530,016        766,762
                                             -------------  -------------  -------------  -------------  -------------
                                                   196,403        148,007      3,378,307      1,242,937        974,384
                                             -------------  -------------  -------------  -------------  -------------

   Contributions
      Participants'                                 43,624        342,640      1,803,520        758,750        785,603
      Employer's                                     6,587         85,319        427,775        180,337        192,573
                                             -------------  -------------  -------------  -------------  -------------
                                                    50,211        427,959      2,231,295        939,087        978,176
                                             -------------  -------------  -------------  -------------  -------------
            Total additions                        246,614        575,966      5,609,602      2,182,024      1,952,560
                                             -------------  -------------  -------------  -------------  -------------

Deductions
Deductions from net assets attributable to:
   Benefits paid to participants                     4,068        152,921      1,399,632        653,998        724,920
   Administrative expenses                              52            727          4,363          1,941          2,093
                                             -------------  -------------  -------------  -------------  -------------
            Total deductions                         4,120        153,648      1,403,995        655,939        727,013
                                             -------------  -------------  -------------  -------------  -------------
Net increase prior to interfund transfers          242,494        422,318      4,205,607      1,526,085      1,225,547

Interfund transfers                                737,167        491,353      1,953,364        559,178       (242,664)
                                             -------------  -------------  -------------  -------------  -------------
Net increase/(decrease)                            979,661        913,671      6,158,971      2,085,263        982,883


Net assets available for benefits:
   Beginning of year                                     0      1,172,297     12,358,059      6,027,542      6,901,271
                                             -------------  -------------  -------------  -------------  -------------
   End of year                               $     979,661  $   2,085,968  $  18,517,030  $   8,112,805  $   7,884,154
                                             =============  =============  =============  =============  =============

                                                              American
                                                  IDS          Express
                                                Federal      Trust Income   Participant
                                              Income Fund      Fund II         Notes          Total
                                             -------------  -------------  -------------  -------------
Additions
Additions to net assets attributed to:
   Investment income
      Net appreciation/(depreciation)
         in fair value of investments        $    (467,229) $   1,518,897  $           0  $   4,853,696
      Interest                                                                   499,138        499,138
      Dividends                                  1,320,145              0                     3,458,155
                                             -------------  -------------  -------------  -------------
                                                   852,916      1,518,897        499,138      8,810,989
                                             -------------  -------------  -------------  -------------

   Contributions
      Participants'                              1,484,988      1,904,573                     7,123,698
      Employer's                                   458,649        561,388                     1,912,628
                                             -------------  -------------  -------------  -------------
                                                 1,943,637      2,465,961              0      9,036,326
                                             -------------  -------------  -------------  -------------
            Total additions                      2,796,553      3,984,858        499,138     17,847,315
                                             -------------  -------------  -------------  -------------

Deductions
Deductions from net assets attributable to:
   Benefits paid to participants                 2,425,052      3,154,053        610,736      9,125,380
   Administrative expenses                           8,339         10,149                        27,664
                                             -------------  -------------  -------------  -------------
            Total deductions                     2,433,391      3,164,202        610,736      9,153,044
                                             -------------  -------------  -------------  -------------
Net increase prior to interfund transfers          363,162        820,656       (111,598)     8,694,271

Interfund transfers                             (2,414,020)    (1,308,633)       224,255              0
                                             -------------  -------------  -------------  -------------
Net increase/(decrease)                         (2,050,858)      (487,977)       112,657      8,694,271


Net assets available for benefits:
   Beginning of year                            21,777,722     27,030,596      6,360,498     81,627,985
                                             -------------  -------------  -------------  -------------
   End of year                               $  19,726,864  $  26,542,619  $   6,473,155  $  90,322,256
                                             =============  =============  =============  =============



                   The accompanying notes are an integral
                     part of these financial statements.

                               CAMCO THRIFT PLAN
                         Notes to Financial Statements
                               December 31, 1996



NOTE 1 - DESCRIPTION OF THE PLAN

The Camco Thrift Plan (the "Plan"), a defined contribution plan, was established on February 1, 1975. It covers substantially all domestic employees and certain employees in foreign service of Camco International Inc. (the "Company"). The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time by resolution of the board of directors. The following description of the Plan and Plan Amendments is provided for general purposes only. Participants should refer to the Plan Document, as amended, for more complete information.

General

Administration of the Plan is conducted by a committee consisting of six members appointed by the board of directors of the Company. The board of directors has appointed two officers of the Company as Trustees for the Plan. American Express Trust Company is asset custodian and record keeper for the Plan.


Eligibility and Vesting

Employees are eligible to participate in the Plan after completing one hour of service. Participants are fully vested in their contributions and the related earnings/losses. Participants vest in Company matching contributions and related earnings/losses at 20% per year, becoming fully vested after five years of service. In the event the Plan is partially or completely terminated, all participants will become 100% vested in their account balances.


Contributions

Participants may elect to defer from 1% to 15% of their compensation on a pre-tax basis, subject to maximum annual contributions of $9,500 in 1996 and $9,240 in 1995, and have the Company contribute to the Plan on their behalf the amount so deferred. After-tax contributions of up to 10% of compensation are also permitted. The Company makes matching contributions of 50% of participants' pre-tax contributions up to a maximum contribution amount. Effective January 1, 1996, the maximum was raised to $1,500 per year from $1,080 per year.

Expenses

The accounts of participants are charged fees of $2.50 per quarter which are applied to the cost of administering the Plan. Transaction fees are also charged for participant loans, withdrawals and distributions. For the years ending December 31, 1996 and 1995, the Company elected to pay all administrative expenses in excess of these fees.

Withdrawals

Company matching contributions made before January 1, 1983, and all after-tax contributions may be withdrawn by participants by making written application to the Plan's record keeper. Company matching contributions made after December 31, 1982, pre-tax contributions and rollover contributions may be withdrawn after the participant has attained age 59-1/2 or if the participant suffers an immediate and heavy financial hardship that cannot be satisfied from other reasonably available resources. Additionally, Company matching contributions may be withdrawn only if they have been credited to a participant's account for more than two years. No more than one withdrawal may be made during any calendar quarter.

Loans

Participants may borrow a portion of their account balance to relieve a financial hardship or for any other suitable purpose. Loan amounts are limited in accordance with a formula based on 50% of the present value of a participant's vested account balance, not to exceed $50,000. Loans must be repaid within five years and are secured by the participant's account balance.

Forfeitures

Participants who terminate employment forfeit the non-vested portion of their account. Forfeited amounts will be restored for former participants who resume employment if they repay, within five years, the full amount of termination distribution they received. Amounts forfeited are used first to restore accounts, as above, and then to reduce Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting in compliance with generally accepted accounting principles. Certain reclassifications have been made to prior year balances to conform to current year financial statement presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments in registered investment companies (mutual funds) are valued at quoted market prices. American Express Trust Income Fund II is a collective trust stated at contract value. Units of the Camco Stock Fund, invested primarily in common stock of the Company but also in cash or cash equivalents to provide liquidity, are valued using the quoted market price for Company stock. The average cost method is used to calculate gains and losses on the sale of investments.

NOTE 3 - INVESTMENT PROGRAMS

Participants may invest their account balances and all contributions made to their accounts in the investment choices described below. Investments may be made in one or more of the funds in 1% increments and choices may be changed any business day. The number of participants investing in each fund at December 31, 1996, is shown parenthetically.

         IDS International Fund (310 participants)

                  A specialty growth fund for aggressive investors whose objective is long-term growth of capital that invests in common stocks of foreign companies.

         IDS New Dimensions Fund (927 participants)

                  A growth fund for aggressive investors whose objective is long-term growth of capital that invests in a portfolio of company stocks in which powerful economic and/or technical changes may take place.

         IDS Stock Fund (647 participants)

                  A growth and income fund for investors with moderate tolerance for risk whose objective is current income and growth of capital that invests in a portfolio of medium to large, well-established U. S. company common stocks.

         IDS Mutual Fund (621 participants)

                  A growth and income fund for investors with moderate tolerance for risk whose objective is balance of growth of capital and current income that invests in a portfolio of common and preferred stocks and bonds.

         IDS Federal Income Fund (1,307 participants)

                  An income fund for conservative investors whose objective is current income and preservation of capital that invests in a portfolio of U. S. government and government agency securities.

                  A stable capital fund for conservative investors whose objective is to preserve principal and income while maximizing current income that invests in investment contracts and stable value contracts.

         Camco Stock Fund (137 participants)

                  A Company stock fund for aggressive investors whose objective is growth of capital and dividend income that invests in Company common stock. Participants may invest no more than 25% of their account balances and/or contributions in this fund.

NOTE 4 - REGULATORY STATUS OF THE PLAN

In a determination letter dated September 11, 1995, the Internal Revenue Service stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the trust established thereunder was entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Company matching contributions will not be required to be included in participants' taxable income until they are distributed to the participants.

Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code. They believe, therefore, that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. The Plan is also in compliance with the provisions of the ERISA.

The Plan was amended and restated December 21, 1994, to effect numerous administrative changes and to ensure that the Plan continues to comply with the applicable provisions of ERISA and the Code amended by the Tax Reform Act of 1986 and subsequently promulgated regulations. On October 17, 1995, December 12, 1995, February 20, 1996, and July 16, 1996, the Plan was amended further
(1) to allow participants, effective January 1, 1995, to increase, decrease or cease their contributions at any time, (2) to increase the maximum amount of Company matching contributions per participant to $1,500 per year effective January 1, 1996, (3) to reduce the service requirement for early retirement from ten years to five years effective January 1, 1996, and (4) to establish an investment fund comprised of Company common stock effective August 1, 1996. None of the amendments had a material effect on the December 31, 1996, Financial Statements.

         Line 27a - Schedule of Assets Held for Investment Purposes
                              Camco Thrift Plan
                          EIN: 13-3517570; P/N 001
                              December 31, 1996


                                                    (c)
                                        Description of investment
                    (b)                  including maturity date,
              Identity of issue,             rate of interest,                                   (e)
             borrower, lessor, or           collateral, par or               (d)               Current
(a)             similar party                  maturity value                Cost               value
---       ------------------------       -------------------------       ------------       ------------
          Participant loans              7% - 12% interest               $          0       $  6,473,155

          Camco Stock Fund               Employer common stock
                                             73,842 units                     784,965            979,661

          American Express Trust         Common/collective trust
             Income Fund II               1,618,156 shares                 24,060,470         26,542,619

                                         Registered investment
                                         companies:
          IDS International Fund            199,844 shares                  2,084,815          2,085,968

          IDS New Dimensions Fund           894,197 shares                 14,525,880         18,517,030

          IDS Stock Fund                    358,339 shares                  7,301,294          8,112,805

          IDS Mutual Fund                   584,965 shares                  7,439,892          7,884,154

          IDS Federal Income Fund         3,962,013 shares                 20,090,090         19,726,864
                                                                          -----------        -----------
                                                                         $ 76,287,406       $ 90,322,256
                                                                          ===========        ===========

               Line 27d - Schedule of Reportable Transactions
                              Camco Thrift Plan
                          EIN: 13-3517570; P/N 001
                    For the Year Ended December 31, 1996






         (a)                                                       (c)                (d)               (i)
      Identity of                          (b)                   Purchase           Selling           Net gain
     party involved               Description of asset            price              price            or (loss)
------------------------       -------------------------       ------------       ------------       ------------
Camco Stock Fund               Employer common stock           $    795,981       $     11,948       $        932
                                59 purchases,  13 sales
American Express Trust         Common/collective trust
   Income Fund II               80 purchases, 157 sales           5,219,098          7,180,064            509,417

                               Registered investment
                               companies:
IDS International Fund         114 purchases,  77 sales           1,648,434            713,363             26,163

IDS New Dimensions Fund        161 purchases,  89 sales           6,949,563          2,904,132            574,183

IDS Stock Fund                 129 purchases, 106 sales           3,100,576          1,712,126            138,104

IDS Mutual Fund                112 purchases, 124 sales           3,076,334          2,285,256            148,174

IDS Federal Income Fund        246 purchases, 169 sales           4,068,036          5,613,030           (105,056)
                                                               ------------       ------------       ------------
                                                               $ 24,858,022       $ 20,419,919       $  1,291,917
                                                               ============       ============       ============